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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 3)

                    Under the Securities Exchange Act of 1934

                             Tel-Save Holdings, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    879176105
                                 (CUSIP Number)

                                 Daniel Borislow
                             Tel-Save Holdings, Inc.
                                 6805 Route 202
                               New Hope, PA 18938
                                 (215) 862-1500
          (Name, Address, and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                  July 16, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3), or (4), check the following box [ ].



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1)   Name of  Reporting  Persons.  S.S.  or I.R.S.  Identification  No. of Above
     Persons:

     Daniel Borislow


2)   Check the Appropriate Box if a Member of a Group: (a) (b)


3)   SEC Use only


4)   Source of Funds: PF


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ].


6)   Citizenship or Place of Organization: U.S.



Number of Shares Beneficially Owned by Each Reporting Person with:

7)   Sole Voting Power: 15,946,540*


8)   Shared Voting Power: 8,640,000


9)   Sole Dispositive Power: 15,249,000*


10)  Shared Dispositive Power: 1,200,000


11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 24,736,540


12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]


13)  Percent of Class Represented by Amount in Row (11): 38.3%


14)  Type of Reporting Person: IN




-------------------------
* Subject to the restrictions described in Item 5 of this Schedule 13D.

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     This  Amendment  No. 3 amends Item 5 and Item 6 of the  Schedule 13D of the
Reporting Person. Capitalized terms used herein without definitions have the meanings set forth in the Reporting Person's Schedule 13D, as amended by Amendments No. 1 and No. 2 thereto.

Item 3. Source and Amount of Funds or Other Consideration.

     The source of funds for the purchase of shares of Common Stock discussed in
Item 5 hereof was personal funds of the Reporting Person.


Item 5. Interest in Securities of the Issuer.

     Item 5(c) is hereby amended as follows:

     (c) In June 1997, a party to a voting trust over which the Reporting Person exercises voting power disposed of 150,000 shares of Common Stock.

     On July 9, 1997, the Reporting Person repurchased 500,000 shares of Common Stock for a purchase price of approximately $17.66 per share in a private transaction upon exercise of the Put Right discussed in Item 6 below.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended as follows:

     In connection with the proposed merger between the Company and Shared Technologies Fairchild Inc. ("Shared Technologies Fairchild"), the Reporting Person has agreed to vote any shares of Common Stock of which he is the beneficial owner in favor of the merger. The Reporting Person also has agreed, with respect to shares of Common Stock of which he has sole dispositive power, not to (i) transfer, whether directly or indirectly, such shares; (ii) take any actions that would interfere with his obligations under the Voting Agreement; or
(iii) grant any proxies, deposit such shares into a voting trust, or enter into a voting agreement with respect to such shares. The foregoing limitations do not apply if a transferee becomes a party to and bound by the Voting Agreement.

     The  Voting   Agreement   will  terminate  upon  the  earlier  of  (i)  the
consummation of the merger, (ii) January 15, 1998, or (iii) the date of termination of the merger agreement by any of the parties thereto.

     A copy of the Voting Agreement dated as of July 16, 1997 between the Reporting Person and Shared Technolgies Fairchild is filed as an exhibit hereto and incorporated by reference herein.

         As previously reported, on March 10, 1997, the Reporting Person sold 3,911,000 shares of Common Stock pursuant to the terms of a Stock Purchase
Agreement to MFS/Sun Life Assurance Company of Canada (U.S.) on behalf of Capital Appreciation Variable Account, MFS Growth Opportunities Fund, MFS Series Trust II on behalf of MFS Emerging Growth Fund (collectively, "MFS"), Putnam OTC & Emerging Growth Fund ("Putnam"), and Conseco Capital Management ("Conseco"). Each of MFS, Putnam and Conseco is referred to herein as a "Purchaser." Based on filed reports, MFS and Putnam are the two largest non-affiliate beneficial holders of the Common Stock. A copy of the Stock Purchase Agreement was filed as
Exhibit 10.6 to Amendment No. 2 to this Schedule 13D and is incorporated by reference herein.

     As part of that Stock Purchase Agreement, the Reporting Person agreed to use all reasonable efforts to cause the Company to register the shares for subsequent sale by each of the Purchasers under the Securities Act of 1933 ("1933 Act"). The Reporting Person also agreed, as provided in the Stock Purchase Agreement, that, if a registration statement providing for a subsequent sale by each Purchaser did not become effective under the 1933 Act within 90 days of closing ("Final Registration Date"), he would repurchase, at the option of each Purchaser, the shares acquired by such Purchaser pursuant to the Stock Purchase Agreement (the "Put Right"). The Put Right requires the Reporting Person to repurchase the shares for an amount equal to the per share price plus 7%. Under the Stock Purchase Agreement, any Purchaser wishing to exercise the Put Right is required to notify the Reporting Person within five business days of the Final Registration Date.

     During June 1997, each of MFS and Putnam agreed to extend the Final Registration Date until June 30, 1997; Conseco and the Reporting Person agreed to extend the required exercise period for the Put Right from five business days to 22 business days.

     On June 27, 1997, Conseco delivered a written notice regarding its exercise of the Put Right to the Reporting Person. In accordance with the terms of the Stock Purchase Agreement, on July 9, 1997 the Reporting Person

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repurchased  500,000  shares  of  Common  Stock  owned by  Conseco  on the terms described above.

     On July 8, 1997, the Put Right held by each of MFS and Putnam expired.

Item 7. Material to be Filed as, Exhibits.

     (a) Voting Agreement, dated as of July 16, 1997, by and between Daniel Borislow and Shared Technologies Fairchild Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Tel-Save Holdings, Inc. filed on July 22, 1997 (File No.0-26728)).


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Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 1997



/s/ Daniel Borislow
--------------------------
Daniel Borislow